SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9


                      SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                             NewPower Holdings, Inc.
                            (Name of Subject Company)

                             NewPower Holdings, Inc.
                        (Name of Person Filing Statement)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    652463101
                      (CUSIP Number of Class of Securities)

                                  Marc E. Manly
                 Managing Director, Law and Governmental Affairs
                             NewPower Holdings, Inc.
                             One Manhattanville Road
                            Purchase, New York 10577
                                 (914) 697-2100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                    on Behalf of the Person Filing Statement)

                                    Copy to:
                                Scott M. Freeman
                         Sidley Austin Brown & Wood LLP
                                875 Third Avenue
                            New York, New York 10022
                                 (212) 906-2000



[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         This Amendment No. 4 to Schedule 14D-9 amends and supplements the
Schedule 14D-9 (as amended, the "Schedule 14D-9") initially filed with the Securities and Exchange Commission on March 1, 2002 by NewPower Holdings, Inc. (the "Company"), relating to a tender offer commenced on March 1, 2002 by Windsor Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Centrica plc ("Parent"), a public limited company organized under the laws of England and Wales, to purchase all the issued and outstanding shares of common stock, par value $0.01 per share, of the Company. The information previously set forth in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Defined terms used but not otherwise defined herein have the meanings specified in the Schedule 14D-9.

Item 9.  Material to be Filed as Exhibits.

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented to add the following:

"(a) (8)          Press Release issued by the Company on March 28, 2002"






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



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           NEWPOWER HOLDINGS, INC.


                                           By:  /s/ H. Eugene Lockhart
                                              ----------------------------------
                                           Name:   H. Eugene Lockhart
                                           Title:  Chairman, President and
                                                   Chief Executive Officer

Dated: March 29, 2002



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


                                                         Exhibit (a) (8)

IMMEDIATE RELEASE

          NEWPOWER ANNOUNCES THAT CENTRICA HAS DECIDED TO ALLOW ITS
                            TENDER OFFER TO EXPIRE.

                                -----------------

PURCHASE, NEW YORK -- March 28, 2002 - NewPower Holdings, Inc. (NewPower) (NYSE:
NPW) today announced that it was informed that Centrica plc (Centrica) had decided not to waive the condition to its tender offer for NewPower shares requiring the Enron Corp. (Enron) bankruptcy court to approve an order enjoining claims against NewPower for any joint and several liability it allegedly may have as a result of its membership for a short time in the Enron consolidated tax and benefits groups. Accordingly, Centrica has decided to allow its tender offer to expire at midnight tonight without purchasing any shares, despite the satisfaction of all other conditions to the offer.

In light of Centrica's decision, which Centrica had informed NewPower was irrevocable, NewPower has agreed to terminate the merger agreement with Centrica. NewPower is evaluating all of its alternatives.

NewPower and Centrica have agreed to hold discussions to determine whether an offer to NewPower to purchase business assets, rather than common stock, would be a viable alternative, but there is no assurance that such discussions will lead to a transaction.

About NewPower Holdings, Inc.

NewPower, through a subsidiary, is the first national provider of electricity and natural gas to residential and small commercial customers in the United States. The Company offers consumers in restructured retail energy markets competitive energy prices, pricing choices, improved customer service and other innovative products, services and incentives.



Cautionary Statement

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements involve risks and uncertainties and may differ materially from actual future events or results. Although we believe that our expectations are based on reasonable assumptions, we can give no assurance that our goals will be achieved. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Important factors that could cause actual results to differ from estimates or projections contained in the forward-looking statements include our limited operating history; delays or changes in the rules for the restructuring of the electric and natural gas markets; our ability to attract and retain customers; our ability to manage our energy requirements and sell energy at a sufficient margin given the volatility in prices for electricity and natural gas; the effect of commodity volatility on collateral requirements and liquidity; our dependence on third parties to provide critical functions to us and to our customers; and conditions of the capital markets affecting the availability of capital. Readers are referred to the Company's Annual Report on Form 10K for the year ending December 31, 2000, our Registration Statement on Form S-1 (No. 333.41412), and the Company's filing on Form 8-K dated October 19, 2001, all on file with the Securities and Exchange Commission, for a discussion of factors that could cause actual results to differ materially from these forward-looking statements.

For more information, reporters may contact:
Terri Cohen
Manager of Communications
terri.cohen@newpower.com
(914) 697-2457


Analysts and investors may contact:

Kathryn Corbally                                     Patrick McCoy
Vice President, Investor Relations          Manager of Investor Relations
The New Power Company                                The New Power Company
kathryn.corbally@newpower.com               patrick.mccoy@newpower.com
(914) 697-2444                                       (914) 697-2431




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